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                       [DIALOGIC CORPORATION LETTERHEAD]

April 16, 1997



Mr. Thomas G. Amato
6 Chereb Court
Setauket, NY 11733

Dear Tom:

On behalf of DIALOGIC CORPORATION, it is my pleasure to confirm our offer of employment as Chief Financial Officer, reporting to myself. Your starting salary will be $8,653.85 bi-weekly, equivalent to $225,000.00 annually and your MBO Bonus will be $30,000.00 quarterly, equivalent to $120,000.00 annually at achievement of 100% of individual MBO objectives and 100% attainment of corporate financial objectives. MBO Bonuses will be prorated for your first quarter. You will receive a performance and a salary review after 12 months from your date of employment. To manage your transition into Dialogic, your individual MBO achievement and corporate attainment factors will both be fixed at 100% for 2Q and 3Q '97.

A company car or $10,000 of additional compensation will be provided based on mutual agreement. If your services are terminated within three years for reasons other than cause, then one year of severance pay will be provided.

As part of this offer of employment, the Company will provide the following:

STOCK OPTIONS: As part of your benefits package, you will receive a new hire stock option grant of 40,000 shares of our Common Stock. The grant date of your options will be April 28, 1997. The exercise price of your options will be the closing price of our Common Stock on NASDAQ on your grant date. Subject to the provisions of our Stock Option Plan and subject to shareholder approval of the Plan at our Shareholder's Meeting on April 29, 1997, your options will be 25% vested 1 year from your grant date and will be fully vested 4 years from your grant date. Specific details regarding your option (including your exercise price) will be furnished to you shortly after your grant date.

BENEFITS: You will be eligible for DIALOGIC'S Company-paid Health, Dental and Life Insurance Plans, effective the first of the month following the month of employment, as well as other benefits outlined in the enclosed Summary Statement of standard benefits.

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Page 2
Thomas G. Amato -- Offer Letter
April 16, 1997



RELOCATION: DIALOGIC provides relocation assistance as a service to those individuals who do not currently reside within commuting distance of the Company. The IRS considers cash disbursements for relocation made to or on behalf of the employee as compensation, subject to the usual payroll taxes, excluding FICA. Relocation expenses are reported to you on Form 4782 delivered with your annual W-2 and Form 3903, which should be submitted with your federal tax return. Please be advised, if you leave voluntarily within one year, you must reimburse Dialogic for these expenses.

We agree to provide the following relocation assistance:

- Packing, transportation, and storage of your household goods will be provided by a selected moving company,as contracted through Dialogic.

- Temporary living accommodations at a Dialogic owned townhouse or other facility for up to eight (8) weeks from the date your employment commences. Your requirement for temporary living accommodations beyond the eight (8) week period specified will be reviewed on a month-to-month basis subject to the approval of your manager.

- Closing costs resulting from both the sale of your current residence and the purchase of your new residence will be borne by Dialogic. These closing costs include realtor fee and mortgage origination fee.

Please be advised that this offer is contingent upon verification of employment eligibility in the United States, and the condition that you will agree to execute the enclosed "Employee Proprietary Information and Innovation Agreement". In addition, please understand that this is not an employment contract and it is further agreed that if hired by DIALOGIC CORPORATION, your continued employment with the Company shall be at the will of the Company and may be terminated at any time by either party.
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Thomas G. Amato - Offer Letter
April 16, 1997



I am very enthusiastic about your decision to join DIALOGIC and have high expectations of your ability to make a significant contribution to DIALOGIC's growth, both in the Finance Organization as well as other areas. We are pleased that you have indicated a strong interest in joining the DIALOGIC team and look forward to welcoming you on board. Please feel free to call me to discuss the details of this offer letter at any time.

Please acknowledge your acceptance of this offer by signing and returning the original of this letter and the Employee Proprietary Information and Innovation Agreement.

                                    Sincerely,

                                    /s/ HOWARD G. BUBB
                                    --------------------------------------------
                                    Howard G. Bubb
                                    President and CEO



                                    I agree to accept the position as outlined above.


                                    /s/ THOMAS G. AMATO
                                    --------------------------------------------
                                    Thomas G. Amato


                                    Anticipated start date: 5/27/97 (full-time)
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